UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Amer Sports, Inc.

(Name of Issuer)

Ordinary shares, par value EUR 0.0300580119630888 per share

(Title of Class of Securities)

G0260P 102

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G0260P 102

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,588,292 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,588,292 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,588,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 21,588,293 ordinary shares of the Issuer held by Mount Jiuhua Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 6,153,846 ordinary shares of the Issuer held by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; and (iii) 3,846,153 ordinary shares of the Issuer held by Bright Adventure Holding Limited, an entity controlled by Tencent Holdings Limited.

(2)

The percentage is calculated based on 489,499,607 ordinary shares of the Issuer outstanding immediately after the completion of its initial public offering (assuming no exercise of the underwriters’ overallotment option to purchase additional ordinary shares), as disclosed in its prospectus dated January 31, 2024 filed with the United States Securities and Exchange Commission in connection with such offering.

Introduction

This Schedule 13D (this “Statement”) is being filed by Tencent Holdings Limited, a Cayman Islands company (“Tencent”), in respect of the ordinary shares, par value EUR0.0300580119630888 per share (the “Ordinary Shares”), of Amer Sports, Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

Item 1. Security and Issuer

The title and class of securities to which this Statement relates are the Ordinary Shares. The address of the principal executive offices of the Issuer is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The Issuer’s Ordinary Shares are listed on the New York Stock Exchange under the symbol “AS.”

Item 2. Identity and Background

(a) This Statement is being filed by Tencent.

(b) The address of the principal offices of Tencent is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(c) Tencent is an integrated internet services company providing services including value-added services, games, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each of the executive officers and directors of Tencent (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) – (e) Neither Tencent nor any of Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Tencent is a Cayman Islands company.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the completion of the Issuer’s initial public offering on February 1, 2024 (the “IPO”), Tencent beneficially owned certain class A ordinary shares of the Issuer, par value EUR 0.10 per ordinary share, via JVCo (as defined below), all of which were acquired by Mount Jiuhua Investment Limited, a British Virgin Islands company and a wholly-owned subsidiary of Tencent (“Mount Jiuhua”), in connection with the Acquisition (as defined below). After giving effect to the Reclassification, the Share Split and the Distribution (each as defined below), Tencent beneficially owned 21,588,293 Ordinary Shares prior to the completion of the IPO.

In connection with the IPO, Tencent acquired 9,999,999 Ordinary Shares through Huang River Investment Limited, a British Virgin Islands company and a wholly-owned subsidiary of Tencent (“Huang River”), and Bright Adventure Holding Limited, a Cayman Islands company controlled by Tencent (“Bright Adventure”), at a price per share of US$13.00 for an aggregate purchase price of US$129,999,987.

Mount Jiuhua and Huang River used the funds from Tencent to acquire such securities of the Issuer (including funding the contributions to Mount Jiuhua in connection with the Acquisition and to Huang River in connection with the IPO). Bright Adventure used capital contributions from Tencent and certain limited partners to fund its acquisition of such securities of the Issuer.

Item 4. Purpose of Transaction

Acquisition

On April 1, 2019, an investor group that included Mount Jiuhua (the “Consortium”) acquired Amer Sports Corporation, a wholly-owned subsidiary of the Issuer (the “Acquisition”). In connection with the Acquisition, as of the IPO, each member of the Consortium beneficially owned their respective interests in the Issuer through holdings in Amer Sports Holding (Cayman) Limited (“JVCo”), an investment vehicle and the Issuer’s principal shareholder immediately prior to the IPO.

Immediately prior to the completion of the IPO, the Issuer (i) redesignated and reclassified each of the Issuer’s issued and outstanding class A voting shares and class B non-voting shares into the Ordinary Shares, each entitled to one vote per share (collectively, the “Reclassification”), and (ii) effected a 3.3269-for-1 share split of the Ordinary Shares (the “Share Split”).

In connection with the IPO, JVCo distributed the Ordinary Shares to its shareholders (the “Distribution”), at which time Mount Jiuhua became a direct shareholder of the Issuer.

IPO

Tencent acquired 9,999,999 Ordinary Shares through Huang River and Bright Adventure in the IPO at a price per share of US$13.00 for an aggregate purchase price of US$129,999,987.

General

Tencent acquired the securities described in this Statement for investment purposes and it intends to review its investments in the Issuer on a continuing basis. Any actions Tencent might undertake may be made at any time and from time to time without prior notice and will be dependent upon Tencent’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Tencent may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Tencent and any of its designees to the Issuer’s board of directors may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, Tencent does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Tencent may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b)

Items 7 through 11 and Item 13 of the cover page of this Statement are incorporated herein by reference.

As of the date hereof, Tencent may be deemed to beneficially own, and deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of 21,588,293 Ordinary Shares held of record by Mount Jiuhua, 6,153,846 Ordinary Shares held of record by Huang River and 3,846,153 Ordinary Shares held of record by Bright Adventure. As such, Tencent may deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of an aggregate of 31,588,292 Ordinary Shares held of record by Mount Jiuhua, Huang River and Bright Adventure, representing approximately 6.5% of the total issued and outstanding Ordinary Shares.

The beneficial ownership percentages above are calculated based on the total number of Ordinary Shares outstanding immediately after the completion of the IPO of the Issuer (after giving effect to the Reclassification, the Share Split and the Distribution), as disclosed in a prospectus dated January 31, 2024 filed with the United States Securities and Exchange Commission in connection with the IPO.

(c) Except as set forth at Item 4, to the knowledge of Tencent, none of the Related Persons has effected any transactions in the Ordinary Shares during the past 60 days except as disclosed in this Statement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, neither Tencent nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
	Name:	Ma Huateng
	Title:	Director

APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS OF TENCENT HOLDINGS LIMITED

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:

Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China

Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China

Ian Charles Stone	Independent Non-Executive Director	United Kingdom of Great Britain and Northern Ireland

Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	People’s Republic of China

Zhang Xiulan	Independent Non-Executive Director	People’s Republic of China

Executive officers:

Ma Huateng	Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)

Xu Chenye	Chief Information Officer	People’s Republic of China

Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)